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                              December 7, 2022

       Yingkai Xu
       Chief Executive Officer
       Mingteng International Corp Inc.
       Lvhua Village, Luoshe Town
       Huishan District, Wuxi
       Jiangsu Province, China 214189

                                                        Re: Mingteng
International Corp Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
10, 2022
                                                            CIK No. 0001948099

       Dear Yingkai Xu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that Yingkai Xu owns 41.82% and Jingzhu Ding, Mr. Yingkai
                                                        Xu's spouse, owns
40.18% of your ordinary shares. Please disclose whether you will be a
                                                        "controlled company"
following this offering under the applicable Nasdaq listing
                                                        standards and, if so,
whether you will use related exemptions to governance rules under those standards. If so,
please revise the registration statement to describe the exemptions from corporate
governance on which you will be entitled to rely and the related risks to investors.
 Yingkai Xu
Mingteng International Corp Inc.
December 7, 2022
Page 2
2. Please revise the cover page to provide a narrower estimate of the offering price range.
         For initial public offerings, a price range in excess of $2 for offerings up to $10 per share will not be considered bona fide. Please refer to the guidance provided in Question 134.04 in the Regulation S-K Compliance and Disclosure Interpretations.
Risk Factors, page 21

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
4. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. We have pledges on our intellectual property..., page 27

5. We note your disclosure that you have pledged two patents in connection with short-term bank loans, however, it appears that your loans with Jiangsu Wuxi Rural Commercial
         Bank have been repaid. Please clarify and revise to disclose the terms of any existing short-term bank loans.
Use of Proceeds, page 59

6. We note that you intend to use the proceeds from this offering to invest in new production facilities to improve production capacity and purchase high-end production equipment.
       We further note that you plan to build an intelligent production workshop
       and acquire aluminum alloy product manufactures. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and
FirstName LastNameYingkai Xu
       how the cost to the company will be determined. If the proceeds may or will be used to
Comapany    NameMingteng
       finance  acquisitions of International Corp Inc.
                                   other businesses, give a brief description
of such businesses and
       information
December              on the2 status of the acquisitions. Refer to Item 3.C of
Form 20-F.
           7, 2022 Page
FirstName LastName
 Yingkai Xu
FirstName LastNameYingkai    Xu
Mingteng International Corp Inc.
Comapany7,
December  NameMingteng
             2022         International Corp Inc.
December
Page 3    7, 2022 Page 3
FirstName LastName
Dilution, page 61

7. Expand the disclosure to show how the numbers and percentages would change assuming the exercise and conversion of all outstanding securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
74

8. We note your disclosure that you "do not believe that inflation has had a material impact on [y]our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on [y]our ability to maintain current levels of gross margin and operating expenses if the revenues from [y]our products do not increase with such increased costs." Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
9. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Business, page 97

10. We are unable to read the notations contained in the graphics on pages 88 and 89. Please revise.
Related Party Transactions, page 119

11. We note your disclosure on page F-19 that the "company provides personal loans to individuals, such as employees and friends of managers, anticipating that these individuals will provide the Company with corresponding services or business conveniences in the future." Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering.
12. Please revise to provide the information for the period since the beginning of the
         company   s preceding three financial years up to the date of the
document. Refer to Item
         7.B. of Form 20-F. Additionally, please revise the disclosure to update for your current shareholders, directors and officers. For example, you state that Jingzhu Ding is a current director.
Principal Shareholders, page 120

13.      We note your disclosure that Jingzhu Ding, through Jocelyn Ding
Limited, an
         intermediate holding company for DJZ Holding Limited, holds 90% shares of Hongze
 Yingkai Xu
Mingteng International Corp Inc.
December 7, 2022
Page 4
         L.P. and has dipositive power over the shares held by Hongze L.P. Please clarify why it appears that the 450,000 shares held by Hongze L.P. are not included in the beneficial ownership of DJZ Holding Limited or YK Xu Holding Limited.
Exhibits

14. We note your disclosure of leased property on page 99. Please file all material lease agreements or tell us why you are not required to do so.
15.      If true, revise the exhibit index to clarify that Exhibits 10.7 and
10.8 are the form of your
         purchase and sales contracts. If you have redacted information from Exhibits 10.7 and
         10.8 pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of your exhibits have been omitted, refile to clearly indicate where information is omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the company treats as private or confidential.
General

16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       You may contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameYingkai Xu                                    Sincerely,
Comapany NameMingteng International Corp Inc.
                                                                Division of
Corporation Finance
December 7, 2022 Page 4                                         Office of
Manufacturing
FirstName LastName